UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

CARDICA, INC.
(Name of Registrant as Specified in Its Charter)

BROADFIN HEALTHCARE MASTER FUND, LTD.
BROADFIN HEALTHCARE FUND, L.P.
BROADFIN HEALTHCARE OFFSHORE FUND, LTD
BROADFIN ADVISORS, LLC
BROADFIN CAPITAL, LLC
KEVIN KOTLER
GREGORY D. CASCIARO
R. MICHAEL KLEINE
SAMUEL E. NAVARRO

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 4, 2014

BROADFIN CAPITAL, LLC

__________, 2014

Dear Fellow Cardica Stockholder:

Broadfin Capital, LLC (“Broadfin Capital” and together with its affiliates, “Broadfin” or “we”), Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro are the beneficial owners of an aggregate of 8,874,992 shares of common stock, par value $0.001 per share (the “Common Stock”), of Cardica, Inc., a Delaware corporation (“Cardica” or the “Company”), representing approximately 9.98% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  We are seeking your support for the election of our three nominees at the annual meeting of stockholders scheduled to be held at 900 Saginaw Drive, Redwood City, California 94063, on Thursday, December 11, 2014, at 11:30 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  We are seeking representation on the Board because we believe that the Board should include direct stockholder representatives, who have appropriate and relevant skill sets, including operational experience in the healthcare industry and launching new products in the market, along with a shared objective of enhancing value for the benefit of all Cardica stockholders. The individuals we have nominated are highly-qualified, industry experts and committed to serve stockholders to help make Cardica a stronger, more profitable and more valuable company.

Broadfin Capital is a $1 billion AUM, value-oriented healthcare fund in its tenth year of operation. We take a long-term view to investing and our team has 50+ years of experience investing in healthcare companies. Broadfin Capital has invested in hundreds of healthcare companies since inception and has earned a reputation for being a supportive and collaborative investor. This is the first time in our history that Broadfin has taken an activist role in a portfolio company.

Our interests are fully aligned with the interests of all Cardica stockholders. We believe there is significant value to be realized at Cardica.  However, we are concerned that the Board is not taking the appropriate actions to address the Company’s perennial underperformance and unlock value for the benefit of all stockholders.  Given our view of the Company’s financial and stock price underperformance, failed execution and poor corporate governance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Cardica, are appropriately represented in the boardroom, and that the Board takes the necessary steps to ensure the Company’s stockholders realize maximum value for their investment. While our nominees do not have any specific plans for the Company, they are committed to reviewing all options to enhance shareholder value and will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to review the Company’s business and identify opportunities to address the underperformance of the Company.

Over the past three months, we have relentlessly pursued an amicable resolution with the Board so that we can both add the needed expertise and independence on the Board and avoid the need for an expensive and embarrassing proxy contest.  One need only look at the “Background to the Solicitation” section of our attached Proxy Statement to see that we have tirelessly reached out to the representatives of the Company in pursuit of a fair resolution, we have shown flexibility and willingness to compromise and have in good faith made every effort to avoid a contest.  Broadfin is not an “activist” investor and this is the first time we have sought to reconstitute the board of directors of a portfolio company.  We have determined to pursue this route because the three months of fruitless negotiations with Cardica representatives have led us to believe that a proxy contest is the only viable way to achieve the enhancement of the Board we believe necessary.  Our interests are aligned with all shareholders and our objectives are clear and concrete.  We are not looking to uproot Cardica’s current senior management and we are not seeking a drastic change in the Company’s strategic directions.  What we are seeking to achieve is stronger, more effective oversight by a Board with the necessary experience and independence so that we can improve Cardica’s business and build a more valuable company.

On October 16, 2014, following our nomination of director candidates for election at the Annual Meeting, the Company announced the expansion of the Board form six (6) to (8) members and the appointment of two new directors in the newly created directorships.   Accordingly, the Board is currently composed of eight (8) directors, all of whom are up for election at the Annual Meeting.  Through the attached Proxy Statement, we are soliciting proxies to elect not only our three (3) nominees, but also the candidates who have been nominated by the Company other than [_______].  This gives shareholders who wish to vote for our nominees the ability to vote for a full slate of eight (8) nominees in total.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about [_____], 2014.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Georgeson Inc., which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Kevin Kotler

Kevin Kotler
Broadfin Capital, LLC

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Broadfin’s proxy materials,
please contact Georgeson at the phone numbers listed below.

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
Stockholders Call Toll-Free at: (800) 248-7690
E-mail: EnhanceCardica@georgeson.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 4, 2014

2014 ANNUAL MEETING OF STOCKHOLDERS
OF
CARDICA, INC.
_________________________

PROXY STATEMENT
OF
BROADFIN CAPITAL, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Broadfin Healthcare Master Fund, Ltd. (“Broadfin Master”), Broadfin Healthcare Fund, L.P. (“Broadfin LP”), Broadfin Healthcare Offshore Fund, Ltd (“Broadfin Offshore”), Broadfin Advisors, LLC (“Broadfin Advisors”), Broadfin Capital, LLC (“Broadfin Capital”) and Kevin Kotler (collectively, “Broadfin” or “we”) is the largest stockholder of Cardica, Inc., a Delaware corporation (“Cardica” or the “Company”), owning approximately 9.98% of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the stockholders, the true owners of Cardica, are appropriately represented in the boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value.  We are seeking your support at the annual meeting of stockholders scheduled to be held at 900 Saginaw Drive, Redwood City, California 94063, on Thursday, December 11, 2014, at 11:30 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Broadfin’s three (3) director nominees, Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro, (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2015 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2.	To approve, on an advisory basis, the compensation of Cardica’s named executive officers;

3.	To ratify the selection by the Audit Committee of the Board of BDO USA, LLP as the independent registered public accounting firm of Cardica for its fiscal year ending June 30, 2015;

4.
To approve the amendment and restatement of Cardica’s 2005 Equity Incentive Plan (the “2005 Plan”) to increase the aggregate number of shares of Common Stock authorized for issuance under the 2005 Plan by 5,000,000 shares, and to increase the number of shares of Common Stock authorized for issuance pursuant to the exercise of incentive stock option awards; and

5.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

As of the date hereof, the members of Broadfin and the Nominees collectively own 8,874,992 shares of Common Stock (the “Broadfin Group Shares”).  We intend to vote the Broadfin Group Shares FOR the election of the Nominees, [in accordance with the recommendation of Institutional Shareholders Services (“ISS”)] with respect to the approval of the advisory vote to approve named executive officer compensation, [FOR] the ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for the fiscal year ending June 30, 2015, and [AGAINST] the amendment and restatement of the 2005 Plan, as described herein.

The Company has set the close of business on October 30, 2014 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 900 Saginaw Drive, Redwood City, California 94063.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 88,955,216 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY BROADFIN AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH BROADFIN IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

BROADFIN URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
www.EnhanceCardica.com
______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Broadfin urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with Broadfin’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Broadfin, c/o Georgeson Inc. (“Georgeson”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

480 Washington Blvd., 26th Floor Jersey City, NJ 07310 Stockholders Call Toll-Free at: (800) 248-7690 E-mail: EnhanceCardica@georgeson.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•
Based on the projections communicated to Broadfin by the Company regarding the timing of product launches and the successful fire rate of the MicorCutter XCHANGE 30, and on Broadfin’s belief that the Company could realize significant value if its strategy was properly executed, on March 15, 2013, Broadfin made an initial investment in the Company as the lead investor, contributing $4.5 million, in the Company’s $15 million capital raise. Broadfin’s investment consisted of 4,285,715 shares of the Company’s common stock at a price of $1.05 per share. Broadfin filed its initial Schedule 13G with the Securities and Exchange Commission (the “SEC”) on March 15, 2013 disclosing an 8.3% ownership position in the Company.

•
Between June 26, 2013 and July 15, 2013, Broadfin continued to build its position in the Company acquiring 766,742 additional shares of the Company’s common stock through open market purchases, at an average price of $1.10 per share.

•
On September 25, 2013, the Company filed its annual report on Form 10-K disclosing liquidity concerns and questioning the Company’s ability to continue as a “going concern” due to recurring losses from the Company’s operations and projected a date when it would run out of cash of February 28, 2014. In addition, the Company conditioned its ability to meet anticipated cash needs on the exclusion of $4 million debt principal outstanding.

•
Following the Company’s public disclosure of liquidity concerns and uncertainty in the timing of FDA regulatory clearance sought by Cardica for its MicroCutter XCHANGE 30, Broadfin determined that despite the Company’s strong  technology platform, market participants would likely depress Cardica’s stock price in anticipation of such financing. Accordingly, Broadfin divested approximately 87% of its holdings of the Company’s stock between January 2014 and April 2014. Broadfin’s divestiture was an investment decision based on the specific circumstances at the time and following such divestiture Broadfin continued to evaluate its investment in Cardica and continued to believe that there was a lot of unlocked value in the Company.

•
On April 2, 2014, Broadfin representatives met with Bernard A. Hausen, M.D., P.h.D., the Company’s President, Chief Executive Officer, Chief Medical Officer and a director, and Mr. Liam Burns, the Vice President of Sales and Marketing, in connection with the Company’s planned $35 million offering. At this meeting Broadfin urged the Company to resist downsizing the offering, so that the Company could acquire sufficient capital for its MicroCutter launch and break the cycle of serial annual financings.

•
Based on (i) Cardica’s technology platform, (ii) conversations with management (a) indicating that the lessons learned from the European launch would benefit the U.S. market and (b) causing Broadfin to believe that the Company may find Broadfin’s advice helpful, (iii) the valuation of the Company and (iv) the size of the capital raise, Broadfin invested $15 million in the Company’s April 15, 2014 public offering.

•
On May 21, 2014, Broadfin received a personalized note from Robert Y. Newell, the Company’s Chief Financial Officer and Corporate Secretary, thanking Broadfin for leading the last two financings and for supporting the Company with its substantial investment.

•
On June 2, 2014, Broadfin had a call with Fred Bauer, VP of Manufacturing and Operations for the Company. During this call, Mr. Bauer indicated that he was frustrated with the management, and made statements that led Broadfin to believe that Mr. Bauer had tendered his resignation from the Company.

•
Also on June 2, 2014, Broadfin had a call with Bryan Knodel, Cardica’s VP of Research and Development. Mr. Knodel reiterated similar concerns as Mr. Bauer. Mr. Knodel also conveyed that Dr. Hausen had notified him of Mr. Bauer’s resignation from the Company.

•
Also on June 2, 2014, Broadfin placed separate calls to Jeff Purvin and John Simon, both directors of the Company. Both Messrs. Purvin and Simon made clear that they were unaware of Mr. Bauer’s resignation.

•
On June 4, 2014, Broadfin delivered a letter to the Board expressing its disappointment and concern with the Company’s management. Broadfin also expressed a desire to discuss the operational and strategic issues at the Company and stated its belief that the Board would benefit from the addition of independent directors with experience leading public companies during the launch of major products.

•	Also on June 4, 2014, Broadfin received a call from Mr. Bauer indicating carefully that he had not resigned in the legal sense and would remain with the Company.

•
On June 16, 2014, Broadfin met with Mr. Larkin and directors William H. Younger, Jr. and Jeffrey L. Purvin to review the concerns raised in its June 4, 2014 Letter. Broadfin expressed concern that at present there was no conduit for the VPs of Operations and R&D to have an open discussion directly with the Board, without the presence of the CEO and CFO.

•
On June 20, 2014, Broadfin received a letter from the Board summarizing the matters discussed during the June 16, 2014 meeting. The letter stated the Board was open to meeting with one potential director candidate recommended by Broadfin.

•
On July 21, 2014, Broadfin delivered a letter addressed to Dr. Hausen renewing its request that the Company should enter into a confidentiality agreement with Broadfin. In exchange, Broadfin would be willing to be subject to certain customary trading and other restrictions. On the same day, Broadfin received a rejection to its request in an email correspondence from Mr. Larkin.

•
On July 24, 2014, Broadfin filed its initial Schedule 13D with the SEC disclosing a 9.98% ownership position (excluding 9,875,200 shares of Common Stock underlying the Company’s Series A Convertible Preferred Stock, due to a conversion cap). Broadfin disclosed that it had recently engaged, and intends to continue to engage, in discussions with the Company’s management and the Board regarding the composition of the Board and the Board’s ability to enhance stockholder value.

•	On July 31, 2014, a potential director candidate recommended by Broadfin met with Dr. Hausen and Mr. Newell.

•
Also on July 31, 2014 the director candidate informed Broadfin that he would not serve on the Board due to Dr. Hausen’s inability to articulate a clear marketing and strategic plan and the candidate’s belief that proper oversight of the Company would require an excessive commitment of time and energy.

•
In an attempt to facilitate constructive dialogue, on August 5, 2014, Broadfin delivered a letter (the “Broadfin’s August 5 Letter”) to the Company outlining the framework of a potential settlement agreement aimed at improving the composition of the Board and enhancing shareholder value. Broadfin proposed a compromise solution involving the: (i) increase of the size of the Board to seven members, (ii) addition of two director candidates recommended by Broadfin to the Board, and (iii) formation of a Strategic Committee of the Board to monitor operations and other improvements to the Company’s business. Such committee was to include the two proposed new directors one of whom would serve as the Chairman of the Strategic Committee. Broadfin would agree to be subject to customary standstill restrictions.

•
On August 5, 2014, Dr. Hausen sent a proposed confidentiality agreement to Broadfin that contemplated an arrangement whereby Broadfin would be allowed to ask specific questions of the Company, the Company would, in its sole discretion, determine what information to provide in response and in return Broadfin will be subject to trading restrictions for an indefinite period of time. Broadfin believed that the proposed confidentiality scheme was unbalanced in that it allowed Cardica to place a full and permanent restriction on Broadfin’s trading activities in exchange for minimal confidential information.

•	On August 10, 2014, Broadfin met with Mr. Larkin in Laguna Beach, CA in an attempt to further settlement negotiations. Mr. Larkin further supported Broadfin reaching out to Board members.

•
On August 12, 2014, Broadfin placed a call to Mr. Power to discuss the Company and offered to provide answers to questions or concerns that Mr. Power might have with Broadfin’s views on improving the Board and enhancing shareholder value.

•	On August 13, 2014, Broadfin received an email from the Board in response to Broadfin’s August 5 Letter wherein the Board rejected Broadfin’s proposal and made a counteroffer.

•
On August 14, 2014, Kevin Kotler, the Managing Member of Broadfin Capital, placed a number of calls to Mr. Younger to convey his availability to answer questions and concerns he might have with Broadfin’s proposed enhancement of the Board.

•
On August 15, 2014, Broadfin sent an email to the Board in response to the Board’s email to Broadfin on August 13, 2014. In its response, Broadfin expressed willingness to accept the counteroffer under certain circumstances.  Specifically, Broadfin made clear its beliefs that (i) the Company’s Strategic Review Committee should be chaired by one of the new directors given the Company’s continued underperformance and operational shortcomings and (ii) one of the new directors should be appointed to the Compensation Committee of the Board given the Company’s poor executive compensation practices. Cardica rejected these suggestions .

•	On August 19, 2014, a second director candidate recommended by Broadfin and supported by Messrs. Larkin and Younger met with Dr. Hausen and Mr. Newell.

•
Later on August 19, 2014, Broadfin had a call with Mr. Newell to discuss Mr. Newell’s meeting with such director candidate. Mr. Newell conveyed that neither he, nor Dr. Hausen approved of the candidate.

•
On August 21, 2014, Broadfin received a draft settlement agreement from the Board, wherein, among other things, the Board refused to appoint a Broadfin director candidate to the Compensation Committee or any other standing committee other than the Strategic Review Committee and although a new director would be allowed to be a member of the Strategic Committee no new director would be allowed to be Chairman of such committee. Given the Board’s history of consistent underperformance and poor compensation practices, this was unacceptable to Broadfin.

•
On August 28, 2014, Broadfin had a call with Dr. Hausen and Mr. Simon. During the call, the Company offered to extend the nomination deadline for director candidates. The Company rejected a Broadfin director candidate despite a positive review from Mr. Larkin and Mr. Younger. The Company rejected Mr. Kotler as a potential director candidate.

•
On August 29, 2014, Broadfin informed Dr. Hausen that it had no desire for the nomination deadline to be extended. Given Broadfin’s belief that immediate shareholder representation was needed on the Board and any delay in reconstituting the Board was not in the best interest of shareholders, Broadfin offered a settlement arrangement that would see the addition of one of Broadfin’s candidates to the Board, Mr. Kotler.

•
On September 4, 2014, Broadfin received a letter from the Board whereby the Board recounted the history of the parties’ discussions from the Board’s perspective and suggested that the parties’ respective counsel complete the negotiation of a confidentiality agreement, months after Broadfin’s initial request to enter into a confidentiality agreement with the Company that will provide it with meaningful access to information and put it in a position to help bridge the gap between the Company’s strategy and its message to investors.

•
On September 10, 2014, Broadfin delivered a Nomination Letter to the Company notifying the Company in accordance with its Bylaws of Broadfin’s nomination of Messrs. Casciaro, Kleine, Kotler and Navarro for election to the Board at the Annual Meeting. Accompanying the Nomination Letter, Broadfin delivered a separate letter expressing its belief that change is urgently needed on the Board in order to enhance shareholder value and that such change should be brought about through a thoughtful and collaborative process between the current Board and Broadfin, rather than a costly and time consuming proxy contest.

•
Also on September 10, 2014, Broadfin and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company and (b) to solicit proxies for the election of the Nominees at the Annual Meeting.

•
On September 11, 2014, Broadfin and the Nominees filed a Schedule 13D amendment disclosing Broadfin’s nomination of Messrs. Casciaro, Kleine, Kotler and Navarro for election to the Board at the Annual Meeting.

•
On September 15, 2014, Broadfin received a letter from the Board in which the Board indicated its intention to schedule interviews with Messrs. Casciaro and Kleine outside of any framework of mutually agreeable resolution with Broadfin and provided a revised confidentiality agreement. Importantly, the Company also informed Broadfin that it is delaying the Annual Meeting until December 11, 2014.

•	On September 16, 2014, Company’s counsel, contacted one of Broadfin’s director nominees and conferred that he recommended his nomination to the Board.

•
On September 24, 2014, Broadfin sent a private letter to the Board in an attempt to deescalate the situation in response to the Board’s letter dated September 15, 2014 and the call between the parties on September 23, 2014.

•
On September 30, 2014, Broadfin received a letter from the Board in response to Broadfin’s letter dated September 24, 2014. The letter included a revised confidentiality agreement, and explained that the Company would not be making any confidential information available to the Nominees.

•	Also on September 30, 2014, the Company published Broadfin’s letter dated September 24, 2014.

•
On October 14, 2014, the Company announced the expansion of the Board from six (6) to eight (8) members and the appointment (not nomination) of two new directors in the newly created directorships. No input was sought from Broadfin (or the next two largest shareholders) on these directors.

•	On October 16, 2014, the Company filed a preliminary proxy statement in connection with the Annual Meeting.

•	On October 22, 2014, Broadfin filed a preliminary proxy statement seeking the election of Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro at the Annual Meeting.

•	From October 27, 2014 through November 4, 2014, the parties continued to have discussions regarding the reconstitution of the Board, but no mutually acceptable resolution could be reached.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE IN A SIGNIFICANT PORTION OF CARDICA’S BOARD IS NEEDED NOW

Broadfin believes that Cardica’s MicroCutter product line based on “staple-on-strip” technology is unique and addresses the $1.3 billion market opportunity for laparoscopic and surgical staplers. The technology allows Cardica’s staplers to have smaller diameters (5mm compared to 12mm for conventional staplers) and greater articulation, both of which should be desirable to surgeons. The company is in the second year of its commercial launch of its first stapler product, the MicroCutter XCHANGE 30. In our experience, markets such as the one for surgical staplers are difficult to crack. It is a duopoly controlled by Ethicon (a Johnson and Johnson company) and Covidien. These two companies maintain control of the market by leveraging their broad product portfolios and considerable existing relationships. We believe Cardica is an interesting acquisition target as there are many companies in the adjacent markets of laparoscopic products, but is only attractive if it can demonstrate low misfire rate, physician acceptance, scalable manufacturing, and manageable cost structure.  Based on the failed launch of a prior product line, delays and missteps with the XCHANGE 30 launch, and an apparent track record of destroying shareholder value, we believe that capitalizing on the meaningful opportunities ahead requires significant change on the Board through the addition of directors with relevant experience in guiding manufacturing, sales in the surgical markets and responsible stewardship of the shareholder capital. Further, given the significant cash burn at the Company time is of the essence and Board change must be effected urgently.

Broadfin has conducted extensive due diligence on Cardica and its business. In so doing, we have carefully analyzed the Company’s technology, products, operations and long-term stock performance and have reviewed the competitive landscape. In numerous private communications with certain members of management and the Board, we have demonstrated the causes for our concerns with Cardica and have articulated our views regarding Cardica’s challenges and its long-term opportunities. We are disappointed by the Board’s failure to adequately address the issues we have identified and question whether the Board, as currently composed, will take the necessary steps to maximize opportunities to create shareholder value. Specifically, our concerns and their underlying causes as we see them are the:

I.	Significant stock underperformance driven by missed expectations

II.
Operational missteps due to inadequate industry expertise leading to flawed corporate strategy including: repetition of past mistakes regarding product design and market launch, inadequate labeling and short-sighted approach to capital raising

III.	Poor investor communications resulting in lack of transparency, misinformation and loss of credibility

IV.	Inadequate Board oversight of underperforming management by a stale Board that lacks vital healthcare industry experience. A fresh viewpoint and shareholder voice in the boardroom is needed.

In our view, addressing these issues requires a stronger, independent Board with relevant industry expertise and commitment to shareholder value.  Following extended discussions with us during which we stressed our conviction that urgent and profound change is needed on the Board, and following our nomination of individuals for election to the Board at the Annual Meeting, the Board took two apparently reactive measures.

First, the Board announced the delay of the Annual Meeting purportedly to allow for further discussions with Broadfin.  To be clear, we did not ask for a delay nor do we believe that such a delay is good for us or other shareholders.  To the contrary, we have always believed that the election of directors is a matter of great urgency and shareholders should be allowed to elect their representatives on the Board as soon as possible.

Second, the Board used the delay of the Annual Meeting to identify two new directors and expand the size of the Board to eight (8) members by appointing them immediately in advance of the shareholder vote on the election of directors in December.  It is apparent to us that this Board, which had not sought proactive change since 2006, has added two new directors only as a reaction to our involvement and so it can claim to be responsive to our demands for change. Our concerns persist. We desire deeper change by adding directors with more specific and relevant expertise in the surgical markets, successful product launch experience and track records of shareholder value creation. Therefore, we are soliciting your support to elect our three Nominees at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspective to the Board.

We are disappointed that the Board would take these apparently reactive and defensive actions as opposed to engaging in meaningful settlement discussions with us. Our desire is not for the Company to squander shareholder money on an expensive and embarrassing proxy contest. We have relentlessly pursued an amicable resolution with the Board so that we can add the needed expertise and independence on the Board. As detailed in the chronology of material events leading up to this filing, we have tirelessly reached out to the representatives of the Company in pursuit of a fair resolution, we have shown flexibility and willingness to compromise and have in good faith made every effort to avoid a contest.  However, three months of fruitless negotiations with Cardica representatives have led us to believe that a proxy contest is the only viable way to achieve the enhancement of the Board we believe necessary.  We believe it is imperative that the Board is reconstituted to ensure more effective oversight by a Board with the necessary experience and independence so that we can improve Cardica’s business and build a more valuable company.

We are Concerned with the History of Stock Price Underperformance

Cardica has a history of underperformance and shareholder value destruction. We believe, as the following chart suggests, there is minimal value placed by the market on the future value of the Company.

We feel that stock price returns are the most objective measure of management and Board performance.  The following table compares Cardica’s stock performance to other pertinent indices, covering companies of comparable size and industry, and illustrates the Company’s dramatic relevant underperformance to such indices which represent the broader US market performance, other healthcare companies, medical technology companies, and US microcap stocks.

Cardica and Index Returns

	1-year 9/11/2013	2-year 9/11/2012	3-year 9/12/2011	5-year 9/11/2009	CRDC IPO[2] 2/3/2006
Absolute Returns as of 9/11/14[4]					
Cardica, Inc.	(13.8%)	(30.3%)	(52.9%)	(24.8%)	(89.4%)
NASDAQ Composite Total Returns Index	24.8%	51.9%	91.2%	133.5%	121.1%
IShares US Medical Devices ETF[1]	23.4%	54.9%	81.2%	106.2%	NA[3]
Russell 200 Total Return Index	12.5%	43.1%	79.9%	111.2%	81.9%
S&P Healthcare Total Return Index	27.8%	69.4%	113.3%	146.6%	138.5%
Russell Microcap Index	10.9%	43.4%	80.3%	94.3%	NA[5]
Cardica Relative Returns vs:[6]					
NASDAQ Composite Total Returns Index	(38.6%)	(82.2%)	(144.1%)	(158.3%)	(210.5%)
IShares US Medical Devices ETF[1]	(37.3%)	(85.1%)	(134.1%)	(131.0%)	NA[3]
Russell 200 Total Return Index	(26.4%)	(73.4%)	(132.8%)	(136.0%)	(171.3%)
S&P Healthcare Total Return Index	(41.6%)	(99.7%)	(166.2%)	(171.4%)	(227.9%)
Russell Microcap Index	(24.7%)	(73.6%)	(133.2%)	(119.1%)	NA[5]

1. Ishares US Medical Devices ETF performance is not a measurement of total returns, as dividends are excluded.
2. CRDC IPO on 2/3/2006 at $10/sh.
3. Ishares US Medical Devices ETF established 5/5/06.
4. Date of original 13D filing by Broadfin Capital and public letter to the Cardica Board of Directors
5. Russell Microcap Index established 3/3/06
6. NASDAQ Composite Total Returns Index and Russell 200 Total Returns Index included to show returns relative to the broader market, S&P Healthcare Total Returns Index included to show performance relative to the broader sector (healthcare), Ishares US Medical Devices ETF included to show returns relative to the subsector (medical technology), and Russell Microcap index is included to show performance relative to companies with similar market capitalizations.

* Broadfin acknowledges that that there may be various components that factor into stock price returns, some of which may not reflect Board performance and management.

We are Concerned with the Company’s History of Missed Expectations

Over the past five years, Cardica has consistently failed to meet analyst revenue expectations. As seen in the following table, Cardica missed expectations in 78% of the instances when there was a consensus expectation for the quarter.

These persistent misses, in our view, reflect a poorly executed business plan by management, poor communication of expectations to investors and ultimately, a lack of appropriate Board oversight in allowing this underperformance to continue.

Further, management has consistently failed to communicate reasonable timelines for its pipeline of products. Our analysis of the last five years’ of quarterly transcripts and annual filings found that more than half of the 101 times that management has articulated a definite timeline for a milestone, such timeline was delayed or dismissed entirely.

We are Troubled by Repeated Operational Missteps

Significant  operational missteps, including the following, have caused competition to close the gap on the inherent technological advantages of the MicroCutter “staple-on-strip” technology. It is imperative that we elect a Board that will ensure the competitive advantage of the Company is protected.

We see alarming similarities between Cardica’s failed launch of C-port and PAS port anastomotic devices in 2007/08 and the current MicroCutter launch as described in more detail below.

Misunderstanding End-User Requirements: Product Specifications

Cardica has a history of developing products that address attractive market opportunities, but are marked by execution shortfalls as the development process fails to adequately address the end-users requirements. This creates the need for multiple iterations of the product. We of course understand that is normal, but not when Company projections create investor expectations of a significant commercial launch. Our Nominees to the Board have a track record of successfully launching new commercial technologies into the surgical markets. We believe they would be valuable to the Company’s approach to dealing with product development and commercialization.

We were dismayed to learn from management on the August 2014 earnings call of the need for a new version of the MicroCutter to deal with thicker tissue; an issue that arose two years after the launch of the MicroCutter XCHANGE 30 in Europe. Notably, at the time of the capital raise in April 2014, the Company never told investors that this important product enhancement was critical to a successful revenue ramp. Today, shareholders cannot be sure that the device has achieved the end user requirements need for rapid commercial adoption.

Given the Company’s experience with troubled product launches, we would have expected management to be extra vigilant with communications to the market and with the development of the product before releasing the first generation XCHANGE 30. In 2012, this issue caused the Company to cancel the multi-fire MicroCutter design (XPRESS 30), and in 2008, tissue thickness slowed the launch of the C-Port anastomotic device.

“What we’re seeing is that of course our product gets used in the entire range of tissue that the patients have which is quite a range. And as a surgeon, you adapt to the differences in tissue thickness and disease by changing needle sizes or not stitch at all. And our product basically has to work in that entire range [of tissue thickness]. And the iterations we’re making is trying to cover as big a spectrum of the possible theoretical ranges we’re seeing (emphasis added). And the more the product gets used, the more exposed it gets to the extreme ends of that range.”1

Management was also surprised by the difference in the variance of vessel size by geography:

“When we launched the C-Port in February 2006, we were somewhat surprised by a larger population in the US than in Europe having thicker, more diseased veins. So, the first generation C-Port was not really able to accommodate that (emphasis added). We started the xV cartridge primarily to cover the about another 20% of veins that we can’t use with the current C-Port because they’re outside the specifications with the xA.”2

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1 See 3Q FY08 earnings transcript, dated April 29, 2008.

2 See 1Q FY08 earnings transcript, dated October 26, 2007.

We believe that good management teams are able to develop product specification that target specific well-defined markets on a timely basis. Instead, Cardica investors have had to endure repeated poor execution of new product introductions.

Use of distributors vs. direct sales

In the early stages of a launch, high margin medical products that are very technique-dependent are best served by a dedicated sales force focused on one product. An independent distributor, who sells multiple products from multiple suppliers, is likely to split sales time among products and is motivated more by commission than spending time cultivating long-term physician acceptance of the product. However, in 2012, management decided to use distributors in the controlled launch of the MicroCutter in Europe, ignoring both best practices and the Company’s own history. We were pleased to hear that the company was changing a distributor in Germany to a direct representative and hope that this change can turn around a weak European launch of the product.

Our Nominees have a history of launching products both in the U.S. and international markets, and in particular Asia. We believe this experience would allow the Company to avoid similar missteps in the future.  Asia (x-Japan) is a market heavily discussed by medical companies today, yet is not mentioned by Cardica as a market opportunity in investor presentations.

Limited Labeling

It is concerning that Cardica’s label is narrower than the labels used by competitors (see following table). JustRight Surgical’s 5mm Stapler System, as well as Covidien’s and Ethicon’s larger offerings, are labeled for “Use in abdominal, gynecologic, pediatric and thoracic surgery for the resection, transection, and creation of anastomosis.”3 In contrast, the XCHANGE 30 is limited to: “Use in multiple open or minimally invasive surgical procedures for transection, resection, and/or creation of anastomosis in small and large intestine as well as the transection of the appendix.”4

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3 See 510(k) summary for K132472 dated December 12, 2013.

4 See 510(k) summary for K132581 dated January 7, 2014.

The Company consistently describes the market opportunity for the MicroCutter to investors as if these labeling differences do not exist. For example, the Company talks about plans to market the MicroCutter to pediatric and thoracic surgeons. We believe this makes little sense given the limited label for the device. We would like to see management articulate a clinical trial strategy that expands the indications for use and a timeline to achieve this goal.

Our Nominees have extensive experience launching new products into markets around the world which includes executing the regulatory strategy to get medical device products approved for sale. We believe their addition to the Board will significantly enhance the Board’s ability to effectively oversee execution in this critical area of business operation.

We are Concerned the Company’s Poor Investor Relations Is Symptomatic of Poor Execution

One of our earliest concerns with Cardica has been the Company’s poor investor relations. In our view, Cardica’s communications with investors have been misleading and uninformative. We repeatedly offered our help in this area given our firm’s experience investing and analyzing medical companies. We were perplexed to find that instead of consulting their three largest shareholders, and following the guidance of their sell-side analysts, Cardica instead selected a virtually unknown Investor Relations firm. In our view, this shows alarming disregard for shareholder input.

Below are a few examples highlighting the need for better communications with shareholders. Eliminating these inconsistencies and providing transparency would, in our view, greatly enhance the Company’s credibility with investors.

o
Stapler tissue range discrepancy: Cardica’s prospectus dated April 15, 2014 describes the cartridges: “The MicroCutter XCHANGE 30 blue cartridge is for use in medium thickness tissue (approximately 1mm to 2.5mm thick).” In contrast, the presentation posted on Cardica’s website and presented to investors at the Craig Hallum conference on September 18, 2014 shows the indicated use as 1.0-2.0mm for the blue cartridge.  We believe this example highlights the discrepancy between public statements and the Company’s internal thinking. Such a difference is not minor, especially when it is being used by investors to assess a technology ahead of a financing.

o
Pipeline of products: After the April 2014 financing was complete we were shocked to hear from management that the real “sizzle in the story” was the FlexChange product line. This product, while mentioned in passing in the financing prospectus, was not highlighted in management presentations, and investors never received updates on the engineering progress. We understand that as of June 2014 the Company did not even have a working computer-aided design (CAD) model of the device.

o
Beta launched products: Based on Company communications, investors were led to believe the XCHANGE 30 was ready for launch in 2012. After two major product iterations over a two-year period, investors are still unclear when the product will be ready for rapid adoption.

o
Marketing Materials. The Company has marketed products despite being unprepared for launch in the markets.  For example, a marketing distribution in July 2014 advertises two product extensions for MicroCutter, the XCHANGE 30 short shaft and curved tip cartridge, in each case prior to their launch.

o
Lack of transparency on product quality: The Company is pursuing a commercialization strategy that requires dramatic increase in any user adoption.  However, public disclosure does not provide meaningful guidance on product quality. Shareholders are entitled to proper disclosure of metrics on the firing success (or put another way the misfiring rate of the current products) with respect to the MicroCutter.  This information could help shareholders understand management’s push to expand the timing of sales and market expenses. Before the Company’s burn rate increases dramatically, the Company should properly disclose this information so shareholders can decide for themselves if this is the best use of shareholder capital.

We are Concerned that This Board is Plagued by Conflicts and Questions on Independence and Has Resisted Proactive Change

We have long insisted that Cardica and its shareholders will greatly benefit from a Board with diverse experience and perspective. We are gratified that the Board has taken our concerns seriously and recently added two new members.  However, we strongly believe that this is not enough.  Except for the two recently announced additions, the average tenure of the current directors is 11.6 years. Leading proxy advisory firm, Institutional Shareholders Services (“ISS”), considers a tenure of more than nine years to be excessive and to potentially compromise a director's independence. As is demonstrated below, four (4) Board members already meet or exceed this criteria and another two are very close.

Further exacerbating concerns over the directors’ independence, the current members of the Board have engaged in numerous related-party transactions as disclosed in the Company’s filings.  For example, Allen & Company LLC (“Allen & Company”), of which director John Simon is a Managing Director, has been doing business with Cardica for years.  In March 2009, the Company engaged Allen & Company to help evaluate strategic alternatives.  Allen & Company received $200,000 in connection with this engagement5.  Allen & Company earned $1 million in 2006 for underwriting Cardica’s initial public offering and $0.56 million in transaction fees in 2007. While, Allen & Company is a well-respected firm in the media and entertainment industry, we do not believe that they have any presence to speak of in the specialized area of medical technology.  We believe the Board and management should have engaged a firm with expertise in medical technology and with no relation to its standing directors.

We Question the Company's Poor Executive Compensation Practices

The consistent underperformance in Cardica's stock price has cost the Company’s shareholders dearly but has nonetheless served to benefit management in the form of continued receipt of equity grants at increasingly favorable terms. As the price declined, management's stock option awards essentially reset their equity on an annual basis. Even more concerning is the large grant of restricted stock with three-year vesting period that was awarded to management by the Board in 2014 rather than the stock options with seven year vesting period that have been the standard at Cardica in the past.

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5  See Cardica’s Annual Report on Form 10-K for the fiscal year ended 2010, filed with the Securities and Exchange Commission on September 24, 2010.

We support appropriately compensating executives who drive and actually achieve improved performance but where value is destroyed, compensation should be adjusted accordingly.  Cardica’s CEO, Bernard Hausen, has consistently fallen short of performance-based compensation targets and has failed to earn more than half of his performance related compensation in the past 5 years, according to the Company’s public filings. However, on July 15, 2014, Mr. Hausen was awarded a discretionary cash bonus of $65,000 with little explanation to shareholders. This move ignores the compensation plan voted on by investors at the 2013 annual meeting. Further, as disclosed by Cardica in its public filings, the CEO derives 45% of his bonus from sales of the MicroCutter 30 and 45, yet there is little disclosure of the level of related revenues making it hard for investors to monitor whether compensation rewards accurately reflect the achievement of performance targets.

We are Further Concerned that the Board Lacks Relevant Expertise and Understanding of the Drivers of Cardica’s Stock Performance

As one illustration, the Board appeared surprised and unprepared for the stock price decline in the weeks leading up to the April 2014 financing.  In our view, a competent board should have expected a stock price decline given the slow European launch of the MicroCutter and Cardica’s public disclosure which made it clear that the Company’s liquidity position was growing increasingly precarious.  This type of fact pattern is highly correlated with dilutive capital raises and weak stock performance. In our view, no seasoned investor, executive or board member should be surprised that Cardica’s stock price fell as its capital needs came into sharper focus. Yet, despite this, the Board allowed its liquidity reserves to drop to less than a few months of cash.

Consider the following chart containing a sampling of capital raises conducted by healthcare companies with less than a year of cash and their respective price performance.

When companies fall below 12 months of cash there is always greater risk of a stock sell-off. The price movement at 3, 5, 10 and 20 days before a pricing, show these companies’ stock prices decreased, on average 9%, 13%, 19% and 25%, respectively, and that Cardica’s price performance declined somewhat less than average in this timeframe.

Yet, it is apparent to us that management and the Board did not ensure a thoughtful strategy and forced the Company to finance under duress.  In our view, this is emblematic of a Board that has been short-sighted in its thinking about financing.

Our Board Nominee, Samuel E. Navarro, has extensive experience guiding public and private companies through capital markets transactions, mergers and acquisitions and strategic advisory work focusing exclusively on medical technologies companies. Nominees, Michael Kleine and Gregory Casciaro are also experienced in raising capital for public and private medical technology companies along with specific opearting experience.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

In our view, the recent additions of two new directors represent a step in the right direction but come woefully short of the depth and extent of change needed on the Board to ensure the best interests of Cardica’s shareholders are properly served.  While adding healthcare industry experience, the Board continues to lack meaningful experience competing in the surgical markets, adequate understanding of capital markets or track record of successful global expansion of a medical device company.

We have identified three highly-qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company. Further, we believe Cardica’s continued underperformance at this critical time warrants the addition of direct stockholder representatives on the Board, whose interests are closely aligned with those of all stockholders and who will work constructively with the other members of the Board to protect the best interests of Cardica’s stockholders.

Gregory D. Casciaro has over 32 years of leadership experience in the medical device industry. Mr. Casciaro’s extensive leadership experience in the medical device industry includes formerly serving as the President and CEO of AccessClosure, Inc.; President, CEO and a director of each of XTENT, Inc. (formerly NASDAQ:XTNT), Orquest Inc. and General Surgical Innovations, Inc.; several senior level positions with Devices for Vascular Intervention, a division of Guidant Corporation (GDT), and North American Instrument Corporation; and a director of AngioDynamics, Inc. (NASDAQ:ANGO). Mr. Casciaro also currently serves as a director of QT Vascular Ltd. (SGX: 5I0). Mr. Casciaro’s experience in leadership positions in both public and private companies in the medical device industry will be a valuable addition to the Board.

R. Michael Kleine is the President, CEO and a director of Miramar Labs, Inc., a leading medical device manufacturer. Mr. Kleine’s extensive experience in the medical device industry also includes formerly serving as the President, CEO and Chairman of EndoGastric Solutions, Inc.; President, Chief Executive Officer and a director Biosensors International Group, Ltd. (SGX:B20); President and CEO of each of Microvention, Inc., Thermo Cardiosystems Inc. and Sorin Biomedical Inc.; and numerous leadership roles with Baxter International Inc. Mr. Kleine currently serves as a director of each of ASLAN Pharmaceuticals Pte. Ltd., QT Vascular Ltd. (SGX: 5I0), and BioParadox Inc.

Samuel E. Navarro is the Managing Partner of Gravitas Healthcare, LLC, a strategic advisory firm that specializes in advising emerging growth medical device companies. In addition to currently serving as a director of Mela Sciences, Inc. (NASDAQ:MELA), Mr. Navarro’s experience in the medical device industry includes formerly serving as a director of each of Artasis, Inc., Fixes-4-Kids, Inc., Photomedex, Inc. (NASDAQ:PHMD) and Micro Therapeutics, Inc.; an advisory board member of OrthoPediatrics Corp.; and managing healthcare investment funds for Cowen & Co., The Galleon Group and ING Barings. Mr. Navarro’s extensive experience serving on the boards of directors of medical device companies will be a valuable addition to the Board.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three Nominees, Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors with the Nominees.  If elected at the Annual Meeting, we believe our Nominees will review all options to enhance shareholder value and will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to review the Company’s business and identify opportunities to address the underperformance of the Company. However, since the Nominees would comprise a minority on the Board if elected, there can be no assurance that any actions or changes proposed by the Nominees will be adopted or supported by the Board. It is our hope, however, that if shareholders vote to elect our Nominees at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing shareholder value that the Nominees may recommend to the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States.

Gregory D. Casciaro, age 58, has served as a director of QT Vascular Ltd. (SGX: 5I0) (“QT Vascular”), a medical device company, since 2001. From June 2010 to August 2014, Mr. Casciaro served as the President and Chief Executive Officer of AccessClosure, Inc. (“AccessClosure”), a medical device company that was acquired by Cardinal Health, Inc.  Prior to joining AccessClosure, he was the President, Chief Executive Officer and a director of XTENT, Inc. (formerly NASDAQ:XTNT), a medical device company that was acquired by Biosensors International Group, Ltd. (SGX:B20) (“Biosensors International”), from September 2004 to December 2009. From 2000 to 2004, Mr. Casciaro served as the President, Chief Executive Officer and a director of Orquest Inc., a private company manufacturing and selling bio-therapeutic products to the orthopedic market. Mr. Casciaro served as a director of AngioDynamics, Inc. (NASDAQ:ANGO), a medical device company, from 2004 to 2007. From 1995 to 2000, he held multiple positions, including President, Chief Executive Officer and director, with General Surgical Innovations, Inc., a laparoscopic surgical equipment manufacturer that was acquired by United States Surgical, a division of Tyco Healthcare Group. Mr. Casciaro also previously held positions with Devices for Vascular Intervention, a division of Guidant Corporation, North American Instrument Corporation and Procter & Gamble Co. He also previously served as a director of Kerberos Proximal Solutions. Mr. Casciaro graduated from Marquette University with a B.A. in Business Administration.

Broadfin believes that Mr. Casciaro’s over 32 years of leadership experience in the medical device industry will make him a valuable addition to the Board.

R. Michael Kleine, age 60, has served as the President, Chief Executive Officer and a director of Miramar Labs, Inc., a leading medical device manufacturer, since February 2014. Prior to that, Mr. Kleine served as the President and Chief Executive Officer of EndoGastric Solutions, Inc. (“EGS”), a medical device manufacturer, from May 2011 to February 2014, where he continued to serve as its Chairman of the board until September 2014. Mr. Kleine has also served as a director of ASLAN Pharmaceuticals Pte. Ltd., a pharmaceutical company, since October 2010; QT Vascular (SGX: 5I0), a medical device company, since March 2011; and BioParadox Inc., a point-of-care biologic treatment company, since January 2012. Prior to EGS, Mr. Kleine served as the President, Chief Executive Officer and as a director of Biosensors International (SGX:B20), a company focused on the interventional cardiology and critical care markets, from January 2008 to November 2010. Prior to that, Mr. Kleine served as the President and Chief Executive Officer of Microvention, Inc., a leading medical device company, from October 2002 until its acquisition by Terumo Corporation in March 2006, at which point Mr. Kleine served as the President, Chief Executive Officer and Chairman of the Microvention Division until January 2008. Mr. Kleine served as a partner of Pharos LLC, a company focused on acquiring and developing core technologies, from 2001 to 2002. Mr. Kleine also previously served as the President and Chief Executive Officer of each of Thermo Cardiosystems Inc. and Sorin Biomedical Inc., both medical device manufacturers. Mr. Kleine also held numerous leadership roles with Baxter International Inc. Mr. Kleine holds a Masters Degree from Webster University and a Bachelor of Arts in Biological Science from Missouri Valley College.

Broadfin believes that Mr. Kleine’s over 25 years of experience in the medical device and healthcare industries well qualifies him to serve as a director of the Company.

Samuel E. Navarro, age 58, is the Managing Partner of Gravitas Healthcare, LLC, a strategic advisory firm he founded in October 2008 that specializes in advising emerging growth medical device companies. Mr. Navarro has also served a director of Mela Sciences, Inc. (NASDAQ:MELA), a medical device company, since March 2014. Mr. Navarro served as a director of Artasis, Inc., a medical device company, from 2006 to October 2013. Mr. Navarro also served as a director of Fixes-4-Kids, Inc., a medical device company, from 2010 to 2012. He also served as an advisory board member of OrthoPediatrics Corp., a worldwide leader in pediatric orthopedics, from 2008 to 2009. From September 2005 to October 2008, Mr. Navarro served as Managing Director of Cowen & Co. and head of its Medical Technology Investment Banking initiatives. From 2001 to 2005, Mr. Navarro was at The Galleon Group running the Galleon Healthcare Fund as a Senior Portfolio Manager. Mr. Navarro also served as a director of Photomedex, Inc. (NASDAQ:PHMD) from 2000 to 2004 and Micro Therapeutics, Inc. from 2000 to 2003. From 1998 to 2001, Mr. Navarro was Global Head of Healthcare Investment Banking at ING Barings. Mr. Navarro has also held senior medical technology equity research positions at Furman Selz Inc. and Needham & Company. Mr. Navarro received an MBA in Finance from The Wharton School at the University of Pennsylvania, a Master of Science in Engineering from Stanford University and a Bachelor of Science in Engineering from The University of Texas at Austin.

Broadfin believes that Mr. Navarro’s wealth of knowledge and industry expertise in finance, investment banking, mergers and acquisitions, equity research and investment management experience in the medical device industry will be a valuable asset to the Board.

The principal business address of Mr. Casciaro is 827 Crescent Avenue, San Mateo, California 94401. The principal business address of Mr. Kleine is 2790 Walsh Avenue, Santa Clara, California 95051. The principal business address of Mr. Navarro is 124 W. Putnam Avenue, Greenwich, Connecticut 06807.

As of the date hereof, none of Messrs. Casciaro, Kleine or Navarro beneficially owns any securities of the Company nor has engaged in any transactions in securities of the Company in the past two years. Mr. Navarro is an investor in certain affiliates of Broadfin Master, but has no voting or dispositive power over any securities held by Broadfin Master or its affiliates.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

Broadfin Master and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify Messrs. Casciaro, Kleine and Navarro against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

On September 10, 2014, the members of Broadfin and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (b) to solicit proxies for the election of the Nominees at the Annual Meeting. The members of Broadfin and the Nominees are collectively referred to as the “Group” herein.

Broadfin Master and certain of its affiliates have also signed compensation letter agreements with each of Messrs. Casciaro, Kleine and Navarro, pursuant to which they agree to pay each of Messrs. Casciaro, Kleine and Navarro: (i) $7,500 in cash as a result of the submission by Broadfin of its nomination of each of Messrs. Casciaro, Kleine and Navarro to the Company and (ii) $17,500 in cash upon the filing of a definitive proxy statement by Broadfin with the Securities and Exchange Commission relating to the solicitation of proxies in favor of each of Messrs. Casciaro, Kleine and Navarro’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Casciaro, Kleine and Navarro has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Casciaro, Kleine and Navarro shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Casciaro, Kleine and Navarro agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Casciaro, Kleine and Navarro may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Other than as stated herein, there are no arrangements or understandings between members of Broadfin and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Cardica’s Bylaws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Broadfin that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

ADVISORY VOTE ON THE COMPANY’S EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “Say-on-Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the compensation paid to Cardica’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED.”

According to the Company’s proxy statement, the stockholder vote on the Say-on-Pay Proposal is an advisory vote only, and it is not binding on the Company, the Board, or the Compensation Committee of the Board.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES [ON THIS PROPOSAL ACCORDING TO THE RECOMMENDATION OF INSTITUTIONAL SHAREHOLDER SERVICES (ISS)].

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2015. The Board is seeking stockholder ratification of the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2015.

As disclosed in the Company’s proxy statement, if the selection is not ratified by a majority of the votes cast, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the Company’s best interest.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING JUNE 30, 2015 AND INTEND TO VOTE OUR SHARES [“FOR”] THIS PROPOSAL.

PROPOSAL NO. 4

AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2005 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board amended and restated the 2005 Plan on October 28, 2014, subject to stockholder approval at the Annual Meeting, to include the following changes:

1.
an increase in the number of shares of Common Stock that may be issued under the 2005 Plan by 5,000,000 shares to 11,400,000 shares shares (plus additional shares returned to the 1997 Plan, as defined and described in the Company’s proxy statement); and

2.	an increase in the number of shares that may be issued pursuant to the exercise of “incentive stock options” to an aggregate of 12,412,699 shares.

 A summary of the key provisions and principal features of the 2005 Plan and the full text of the 2005 Plan are included in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE COMPANY’S 2005 EQUITY INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES [“AGAINST”] THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Broadfin believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, [according to ISS recommendation] on the approval of the Say-on-Pay Proposal, [FOR] the ratification of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2015, and [AGAINST] the approval of the amendment and restatement of the Company’s 2005 Plan.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate eight candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our three Nominees. To the extent that eight directors are up for election at the Annual Meeting, stockholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidate who has been nominated by the Company other than [_____ ___ ___ __].  Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing stockholders to vote for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if all or some of our Nominees are elected.

Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The Participants in this solicitation intend to vote all of the Broadfin Group Shares in favor of the Nominees.

While we currently intend to vote the Broadfin Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Broadfin Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Broadfin’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 44,477,608 shares of Common Stock, which represents a majority of the 88,955,216 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections.  As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the eight nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory (nonbinding) Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting vote in favor of approval of the resolution. The Company has indicated that broker non-votes will have no effect on the approval of the resolution, but abstentions will act as a vote against approval of the resolution.

Ratification of Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of BDO USA, LLP will be deemed to have been ratified if the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting vote in favor of ratification. The Company has indicated that broker non-votes will have no effect on the ratification of the appointment, but abstentions will act as a vote against ratification of the appointment.

Amendment and Restatement of the 2005 Plan ─ According to the Company’s proxy statement, assuming that a quorum is present, the amendment and restatement of the 2005 Plan will be approved if the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting vote in favor of approval of the amendment. The Company has indicated that broker non-votes will have no effect on the ratification of the appointment, but abstentions will act as a vote against the amendment and restatement of the 2005 Plan.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GOLD proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Broadfin’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Broadfin in care of Georgeson at the address set forth on the back cover of this Proxy Statement or to the Company at 900 Saginaw Drive, Redwood City, California 94063 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Broadfin in care of Georgeson at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Georgeson may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Broadfin.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Broadfin have entered into an agreement with Georgeson for solicitation and advisory services in connection with this solicitation, for which Georgeson will receive a fee not to exceed $[______], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Georgeson will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Broadfin has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Broadfin will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Georgeson will employ approximately [___] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Broadfin.  Costs of this solicitation of proxies are currently estimated to be approximately $[_____].  Broadfin estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____].  Broadfin intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Broadfin does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Broadfin are the Participants in this solicitation.  The principal business of Broadfin Master is purchasing, holding and selling securities for investment purposes. Each of Broadfin LP and Broadfin Offshore serve as a feeder fund of Broadfin Master. The principal business of Broadfin Advisors is serving as the general partner of Broadfin LP. The principal business of Broadfin Capital is serving as the investment manager of each of Broadfin Master, Broadfin LP and Broadfin Offshore. The principal occupation of Mr. Kotler is serving as the managing member of each of Broadfin Capital and Broadfin Advisors.

The address of the principal office of each of Broadfin Master and Broadfin Offshore is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The address of the principal office of each of Broadfin LP, Broadfin Advisors, Broadfin Capital and Mr. Kotler is 237 Park Avenue, 9th Floor, New York, New York 10017.

As of the date hereof, Broadfin Master directly beneficially owned 8,874,992 shares of Common Stock.  Each of Broadfin LP and Broadfin Offshore, as feeder funds of Broadfin Master, may be deemed to beneficially own the 8,874,992 shares of Common Stock beneficially owned by Broadfin Master. Broadfin Advisors, as the general partner of Broadfin LP, may be deemed to beneficially own the 8,874,992 shares of Common Stock beneficially owned by Broadfin Master. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 8,874,992 shares of Common Stock beneficially owned by Broadfin Master.  Mr. Kotler, as the managing member of each of Broadfin Capital and Broadfin Advisors, may be deemed to beneficially own the 8,874,992 shares of Common Stock beneficially owned by Broadfin Master.

Excluded from Broadfin’s beneficial ownership is 9,875,200 shares of Common Stock issuable upon the conversion of 98,752 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) due to a conversion cap that precludes the holder thereof from converting the Series A Preferred Stock to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.98% of the shares of Common Stock outstanding (the “Beneficial Ownership Limitation”). Upon written notice to the Company, the Broadfin may increase the Beneficial Ownership Limitation to any other percentage specified in such notice, which increase in the Beneficial Ownership Limitation shall take effect on the 61st day after delivery to the Company. In the event Broadfin delivered written notice to the Company increasing the Beneficial Ownership Limitation to 19.98% and subsequently fully converted the 98,752 shares of the Series A Preferred Stock into 9,875,200 shares of Common Stock, Broadfin would beneficially own an aggregate of 18,750,192 shares of Common Stock, constituting approximately 18.98% of the shares of Common Stock outstanding.

Each Participant in this solicitation is a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 8,874,992 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation.  Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by Broadfin Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Broadfin is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Broadfin is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2015 Annual Meeting, be received by the Company’s Corporate Secretary at Cardica, Inc., 900 Saginaw Drive, Redwood City, California 94063 by [_____], 2015.

Any stockholder intending to submit a proposal that is not to be included in next year’s proxy materials or nominate a director for the 2015 Annual Meeting, must give written notice to the Company’s Corporate no later than the close of business on ______, 2015, nor earlier than the close of business on ______, 2015, in the manner prescribed by the Bylaws. However, if the 2015 Annual Meeting is not held between November 11, 2015, and January 10, 2016, then the deadline for notifying the Corporate Secretary, in writing, will be not earlier than the close of business on the ninetieth (90th) day prior to the date of the 2015 Annual Meeting and not later than the close of business on the later of the sixtieth (60th) day prior the date of the 2015 Annual Meeting or, in the event public announcement of the date of the 2015 Annual Meeting was first made by the Company fewer than seventy (70) days prior to the date of the 2015 Annual Meeting, the close of business on the tenth (10th) day following the date on which the Company first made a public announcement of the date of the 2015 Annual Meeting. According to the Company’s proxy statement, the chairman of the 2015 Annual Meeting may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Broadfin that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

BROADFIN CAPITAL, LLC

[________], 2014

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Class of Security	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

BROADFIN HEALTHCARE MASTER FUND, LTD.

Common Stock	4,285,715	03/15/2013
Common Stock	100,000	06/26/2013
Common Stock	666,742	07/15/2013
Common Stock	(15,500)	08/13/2013
Common Stock	(34,500)	08/14/2013
Common Stock	(1,409)	08/22/2013
Common Stock	(39,156)	08/23/2013
Common Stock	(14,700)	08/26/2013
Common Stock	(10,800)	08/27/2013
Common Stock	(1,000)	08/28/2013
Common Stock	(700)	08/29/2013
Common Stock	(4,631)	08/30/2013
Common Stock	(25,000)	09/03/2013
Common Stock	(200)	09/05/2013
Common Stock	(43,300)	09/06/2013
Common Stock	(31,746)	09/09/2013
Common Stock	(25,000)	09/10/2013
Common Stock	(5,300)	09/11/2013
Common Stock	(12,250)	09/12/2013
Common Stock	(4,993)	09/13/2013
Common Stock	(9,500)	09/16/2013
Common Stock	(100)	09/17/2013
Common Stock	(317,007)	01/09/2014
Common Stock	(255,465)	01/10/2014
Common Stock	(127,528)	01/13/2014
Common Stock	(133,200)	01/14/2014
Common Stock	(24,165)	01/15/2014
Common Stock	(243,450)	01/15/2014
Common Stock	(149,185)	01/16/2014
Common Stock	(250,000)	01/22/2014
Common Stock	(250,000)	01/28/2014
Common Stock	(100,000)	02/03/2014
Common Stock	(99,782)	02/04/2014
Common Stock	(100,000)	02/05/2014
Common Stock	(272,186)	02/06/2014
Common Stock	(128,556)	02/07/2014
Common Stock	(71,444)	02/10/2014
Common Stock	(50,000)	02/12/2014
Common Stock	(41,850)	02/13/2014

I-1

Common Stock	(101,600)	02/14/2014
Common Stock	(36,200)	02/18/2014
Common Stock	(100,000)	02/19/2014
Common Stock	(35,000)	02/21/2014
Common Stock	(41,479)	02/24/2014
Common Stock	(265,000)	02/24/2014
Common Stock	(158,521)	02/25/2014
Common Stock	(400,000)	02/27/2014
Common Stock	(35,251)	03/14/2014
Common Stock	(25,087)	03/17/2014
Common Stock	(14,714)	03/18/2014
Common Stock	(204,597)	03/19/2014
Common Stock	(2,530)	03/20/2014
Common Stock	(27,229)	03/24/2014
Common Stock	(21,300)	03/25/2014
Common Stock	(50,000)	03/26/2014
Common Stock	(8,400)	04/03/2014
Common Stock	(28,800)	04/04/2014
Common Stock*	7,771,846	04/16/2014
Common Stock	232,286	06/05/2014
Common Stock	25,000	06/05/2014
Common Stock	42,465	06/06/2014
Common Stock	200,249	06/06/2014

Series A Preferred Stock*	98,752**	04/16/2014

____________________
* Acquired in the Company’s public offering that closed on or about April 16, 2014.

** Convertible into 9,875,200 shares of Common Stock.

I-2

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Cardica, Inc. with the Securities and Exchange Commission on [ ], 2014.

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Broadfin your proxy FOR the election of the Nominees and in accordance with Broadfin’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed GOLD proxy card;

●	DATING the enclosed GOLD proxy card; and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Georgeson at the address set forth below.

480 Washington Blvd., 26th Floor Jersey City, NJ 07310 Stockholders Call Toll-Free at: (800) 248-7690 E-mail: EnhanceCardica@georgeson.com

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 4, 2014

CARDICA, INC.

2014 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BROADFIN CAPITAL, LLC

THE BOARD OF DIRECTORS OF CARDICA, INC.

IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Kevin Kotler and [____], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Cardica, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Stockholders of the Company scheduled to be held at 900 Saginaw Drive, Redwood City, California 94063, on Thursday, December 11, 2014, at 11:30 a.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Broadfin Capital, LLC (“Broadfin”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, [ACCORDING TO ISS RECOMMENDATION] ON PROPOSAL 2, [“FOR”] PROPOSAL 3, AND “[AGAINST]” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Broadfin’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

BROADFIN STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  BROADFIN MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1.	Broadfin’s proposal to elect Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro as directors of the Company.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Gregory D. Casciaro R. Michael Kleine Samuel E. Navarro	[ ]	[ ]	[ ] ________________ ________________ ________________

Broadfin does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, Broadfin has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

Broadfin intends to use this proxy to vote (i) “FOR” Messrs. Casciaro, Kleine and Navarro and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than Messrs. [________], for whom Broadfin is not seeking authority to vote for and will not exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of Common Stock will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

_______________________________________

GOLD PROXY CARD

2.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.
Company’s proposal to ratify the selection by the Audit Committee of the Board of Directors of BDO USA, LLP as the independent registered public accounting firm of the Company for its fiscal year ending June 30, 2015.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.
Company’s proposal to approve the amendment and restatement the Company’s 2005 Equity Incentive Plan (the “2005 Plan”) to increase the aggregate number of shares of common stock authorized for issuance under the 2005 Plan by 5,000,000 shares, and to increase the number of shares of common stock authorized for issuance pursuant to the exercise of incentive stock option awards .

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.